Stream Communications Network, Inc.

Consolidated Financial Statements

For the six months ended June 30, 2003

Stream Communications Network, Inc.
Consolidated Balance Sheets
June 30, 2003 and December 31, 2002
(in Canadian dollars)

	June 30, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 241,407	$ 394,234
Accounts receivable	297,134	221,346
Inventory	10,026	14,373
Prepaid expenses and advances	64,080	74,330
	612,647	704,283
Deposits	155,473	188,493
Property, plant and equipment (note 3)	7,475,110	9,201,575
Intangibles - (note 4)	4,396,357	5,469,354
Deferred charges - (note 5)	2,370,495	2,019,261
	$ 15,010,082	$ 17,582,966
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities (note 7)	$ 4,150,527	$ 4,611,418
Deferred revenue	141,024	187,672
Current portion of long-term debt (note 6)	55,027	108,825
	4,346,578	4,907,915
Long-term debt (note 6)	20,305	52,975
Non-controlling interest	772,600	888,259
	5,139,483	5,849,149
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
150,000,000 common shares of no par value		
Issued and fully paid (note 8)	32,464,374	31,229,685
Contributed surplus	96,041	96,041
Warrants	2,397,425	2,740,669
Cumulative translation account	(254,453)	1,437,814
Deficit	(24,832,788)	(23,770,392)
	9,870,599	11,733,817
	$ 15,010,082	$ 17,582,966

signed by "Stan Lis"   signed by "Casey Forward"

President   Chief Financial Officer

Stream Communications Network, Inc.
Consolidated Statements of Operations and Deficit
For the six months ended June 30
(in Canadian dollars)

	For the three months ended June 30, 2003	For the three months ended June 30, 2002	For the six months ended June 30, 2003	For the six months ended June 30, 2002
Revenues	$ 950,163	$ 944,791	$ 1,966,135	$ 1,856,158
Administration and services	146,524	293,744	428,059	540,414
Cost of sales	214,121	660,028	520,292	1,000,310
Legal and accounting	76,171	112,971	238,697	234,506
Management costs	254,058	70,141	447,762	368,640
Programming	203,131	194,809	413,641	373,760
Sales and marketing	132,488	62,448	280,003	110,379
	1,026,493	1,394,141	2,328,454	2,628,009
Loss before undernoted items	(76,330)	(449,350)	(362,319)	(771,851)
Amortization of property, plant and equipment	188,147	161,388	388,216	389,287
Amortization of intangibles and goodwill	113,576	-	184,337	-
	301,723	161,388	572,553	389,287
Loss before other items	(378,053)	(610,738)	(934,872)	(1,161,138)
Other items				
Interest income	6,759	(4,177)	(2,815)	(6,461)
Financial expenses	109,911	17,993	157,117	219,421
	116,670	13,816	154,302	212,960
Loss from continuing operations before non-controlling interest	(494,723)	(624,554)	(1,089,174)	(1,374,098)
Non-controlling interest	(32,076)	(7,123)	(26,778)	(29,263)
Loss from continuing operations for the period	(462,647)	(617,431)	(1,062,396)	(1,344,835)
Loss from discontinued operations (note 2)	-	(48,250)	-	(2,397,985)
Net loss for the period	(462,647)	(665,681)	(1,062,396)	(3,742,820)
Deficit, beginning of period	(24,370,141)	(20,858,329)	(23,770,392)	(17,781,190)
Deficit, end of period	$ (24,832,788)	$ (21,524,010)	$ (24,832,788)	$ (21,524,010)
Loss per share, basic and diluted				
Continuing operations	$ (0.02)	$ (0.03)	$ (0.04)	$ (0.06)
Discontinued operations	-	-	-	(0.11)
Loss per share	$ (0.02)	$ (0.03)	$ (0.04)	$ (0.17)
Weighted average number of shares				
Basic and diluted	29,029,598	21,797,545	29,029,598	21,797,545

Stream Communications Network, Inc.
Consolidated Statements of Cash Flows
For the six months ended June 30
(in Canadian dollars)

	For the three months ended June 30, 2003	For the three months ended June 30, 2002	For the six months ended June 30, 2003	For the six months ended June 30, 2002
Operating Activities				
Net loss from continuing operations	$ (462,647)	$ (617,431)	$ (1,062,396)	$ (1,344,835)
Items not involving cash				
Amortization	301,723	161,388	572,553	389,287
Non-controlling interest	(32,076)	(7,123)	(26,778)	(29,263)
Change in non-cash working capital	(193,000)	(463,166)	(516,621)	(984,811)
Accounts receivable	(92,549)	18,745	(116,824)	40,182
Inventory	1,768	2,893	2,244	6,228
Prepaid expenses and advances	151,097	34,196	863	(5,389)
Accounts payable and accrued liabilities	40,846	1,086,213	33,804	840,475
Deferred revenue	(9,150)	(25,170)	(18,314)	91,016
Net cash used in operating activities	(100,988)	653,711	(614,848)	(12,299)
Net cash provided (used) by discontinued operating activities	-	(33,844)	-	(265,195)
Net cash provided (used) by operating activities	(100,988)	619,867	(614,848)	(277,494)
Financing Activities				
Issuance of shares for cash	891,445	811,946	891,445	2,748,674
Share subscription	(506,970)	-	-	-
Long-term debt	(15,912)	-	(66,006)	-
Net cash provided from continuing financing activities	368,563	811,946	825,439	2,748,674
Net cash provided from discontinued financing activities	-	-	-	-
Net cash provided from financing activities	368,563	811,946	825,439	2,748,674
Investing Activities				
Purchase of property, plant and equipment	(16,865)	(60,349)	(96,039)	(75,828)
Acquisition of subsidiary	-	(220,460)	-	(945,168)
Deferred charges	(191,618)	(829,808)	(361,656)	(914,076)
Net cash used in continuing investing activities	(208,483)	(1,110,617)	(457,695)	(1,935,072)
Net cash used in discontinued investing activities	-	(60,583)	-	-
Net cash used in investing activities	(208,483)	(1,171,200)	(457,695)	(1,935,072)
Foreign exchange effect on cash	102,422	(442,079)	94,277	(508,110)
Change in cash and cash equivalents	161,514	(181,466)	(152,827)	27,998
Cash and cash equivalents at beginning of period	79,893	424,737	394,234	215,273
Cash and cash equivalents at end of period	$ 241,407	$ 243,271	$ 241,407	$ 243,271

Stream Communications Network, Inc.
Notes to Consolidated Financial statements
June 30, 2003
(in Canadian dollars)

1. NATURE OF OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES

Stream Communications Network, Inc. ("Stream" or the "Company") mainly provides cable television services. Its business lines also include high-speed internet access. Previous business plans of the implementation and commercialization of animal-waste rendering technologies changed to incineration of animal waste and is available for sale, see note 2 - Discontinued operations. All of its operations are located in Poland.

The company was incorporated on March 28, 1979 by registration of its Memorandum and Articles under the *Company Act* of British Columbia, Canada. The company's stock was consolidated on a one new for 3.9 old shares basis on August 16, 1985 and again consolidated on a one new for three old shares basis on May 29, 1992. On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc.

These interim consolidated financial statements should be read in conjunction with the audited December 31, 2002 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2002 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.

	Country of Incorporation	Percentage ownership June 30, 2003	Percentage ownership December 31, 2002
EES Waste solutions Limited	Cyprus	100.0%	100.0%
International Eco-Waste Systems S.A. ("Eco-Waste")	Poland	0.0%	0.0%
Stream Communications Sp. z o.o. ("Stream")	Poland	100.0%	100.0%
Gimsat Sp. z o.o. ("Gimsat") - (note 3)	Poland	100.0%	100.0%
Polvoice.com Sp. z o.o. ("PolVoice")	Poland	0.0%	0.0%
Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.0%	51.0%

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

2. DISCONTINUED OPERATIONS

During 2001, the company commenced planned operations in providing cable TV and related cable services. The previous business of meat waste rendering was interrupted when the European Commission imposed a ban on meat and bone meal products due to the risk of Bovine Spongiform Encephalopathy ("BSE") spread by these products. The Company changed direction in regards to the meat rendering business to avoid liability and uncertainty from the fallout from BSE and applied to change its hazardous waste licence to an incinerator licence. The Company was intending to utilize this licence to start operations in the hazardous waste business, but the company decided to sell this business, as it did not fit with its cable service business.

On September 30, 2002 Eco-Waste was sold to a arm's length buyer. The terms of the agreement included a nominal down payment and payments due of $500,000 USD of which $250,000 is due on each of December 31, 2003 and December 31, 2004. Because of uncertainty in this sector of the market, these payments due in 2003 and 2004 are valued at nil.

In view of the Company's main business and objectives directed towards cable TV, it was decided to discontinue the operations of PolVoice. In this manner, the Company is focused on one business objective. The operations of PolVoice were discontinued and the company is being liquidated.

The statements of operations for the discontinued business operations are:

For the six months ended June 30, 2003	PolVoice	Eco-Waste	Total
Sales	$ -	$ -	$ -
Expenses	-	-	-
Amortization	-	-	-
Write-down of net assets to net realizable value	-	-	-
Foreign exchange loss	-	-	-
Loss from discontinued operations	$ -	$ -	$ -

Stream Communications Network, Inc.
Notes to Consolidated Financial statements
June 30, 2003
(in Canadian dollars)

For the six months ended June 30, 2002		PolVoice		Eco-Waste		Total
Sales	$	18,971	$	-	$	18,971
Expenses	$	(81,573)	$	(116,517)		(198,090)
Amortization		(38,968)		-		(38,968)
Write-down of net assets to net realizable value		(22,386)		(2,109,267)		(2,131,653)
Foreign exchange gain		5		-		5
Loss from discontinued operations	$	(123,951)	$	(2,225,784)	$	(2,349,735)

The balance sheets for the discontinued business operations are:

June 30, 2003		PolVoice		Eco-Waste		Total
Total assets	$	-	$	-	$	-
Total liabilities						
Net assets of discontinued operations before net realizable value provision		-		-		-
Net realizable value provision		-		-		-
Net assets of discontinued operations	$	-	$	-	$	-

December 31, 2002		PolVoice		Eco-Waste		Total
Total assets	$	-	$	-	$	-
Total liabilities						
Net assets of discontinued operations before net realizable value provision		-		-		-
Net realizable value provision		-		-		-
Net assets of discontinued operations	$	-	$	-	$	-

3. **PROPERTY, PLANT AND EQUIPMENT**

June 30, 2003		Cost		Accumulated amortization		Net book value
Automobiles	$	279,513	$	92,145	$	187,368
Buildings, offices		2,120,529		625,424		1,495,105
Cable television network equipment		7,449,102		1,969,891		5,479,211
Furniture and fixtures		363,089		260,436		102,653
Computer software		72,487		53,094		19,393
Plant construction-in-progress		191,380		-		191,380
	$	10,476,100	$	3,000,990	$	7,475,110

December 31, 2002		Cost		Accumulated amortization		Net book value
Automobiles	$	331,814	$	110,468	$	221,346
Buildings, offices		2,520,229		513,737		2,006,492
Cable television network equipment		8,770,650		2,056,039		6,714,611
Furniture and fixtures		375,344		265,698		109,646
Computer software		85,828		60,778		25,050
Plant construction-in-progress		124,430		-		124,430
	$	12,208,295	$	3,006,720	$	9,201,575

Stream Communications Network, Inc.
Notes to Consolidated Financial statements
June 30, 2003
(in Canadian dollars)

4. INTANGIBLE ASSETS

June 30, 2003	Cost	Accumulated amortization	Net book value
Cable TV licences	$ 95,905	$ 41,446	$ 54,459
Subscriber base	4,686,963	345,065	4,341,898
Goodwill	-	-	-
	$ 4,782,868	$ 386,511	$ 4,396,357

December 31, 2002	Cost	Accumulated amortization	Net book value
Cable TV licences	$ 116,217	$ 23,335	$ 92,882
Subscriber base	5,565,072	330,465	5,234,607
Goodwill	147,671	5,806	141,865
	$ 5,828,960	$ 359,606	$ 5,469,354

5. DEFERRED CHARGES

	June 30, 2003	December 31, 2001
Direct and incremental costs of prospectus (note 6)	$ 2,193,089	$ 1,841,855
Due diligence costs of acquisition targets	177,406	177,406
	$ 2,370,495	$ 2,019,261

6. LONG-TERM DEBT

	June 30, 2003	December 31, 2001
Loan balances, current portion	$ 75,007	$ 104,653
Loan balances, long term portion	20,305	146,195
Total	$ 95,312	$ 250,848

Bank loans are secured by the fixed assets of the Company repayable monthly at a rate of $10,890 per month, until August 2003 when the payments reduce to $5,376 per month. Interest in charged at the prime rate in Poland plus ½ % .

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities is approximately $1,522,401 (December 31, 2002 - $1,637,715) owed on the acquisition of GimSat, and $1,137,611 (2002 - $616,812) owed for fees related to the prospectus (Note 10).

8. CAPITAL STOCK

(a) **Authorized**

150,000,000 common shares of no par value

(b) Issued	Number of Shares	Price	Share Capital
Balance - December 31, 2002	27,666,379		$ 26,110,367
Subscriptions received	-		1,136,728
Warrants exercised	200,000	$ 2.85	570,000
Warrants exercised	100,000	$ 2.00	200,000
Warrants exercised	1,036,770	$ 1.80	1,866,186
Fair value of warrants exercised	-		1,346,404
Balance - December 31, 2002	29,003,149		$ 31,229,685
Warrants exercised	495,247	$ 1.80	891,445
Fair value of warrants exercised			343,244
Balance - June 30, 2003	29,498,396		$ 32,464,374

Stream Communications Network, Inc.
Notes to Consolidated Financial statements
June 30, 2003
(in Canadian dollars)

(c) Options

In the Annual General Meeting held on June 30, 2003, the shareholders approved the creation of the "Stock Option Plan" pursuant to which the directors were authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 5,800,630 common shares of the Company at the time of such issue, at a minimum price allowed under the applicable securities laws.

Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted. Options granted previously vested immediately and have a term of five years. Options granted in this period vest one-quarter every year with the first quarter vesting immediately and the remaining options vesting if the Company's shares are trading on an exchange and the trading price for the previous 30 days has exceeded 15% of the exercise price compounding each year to 45% in the third year. Options are normally granted for a period of five years.

Summary of directors' and employees' stock options, warrants and convertible securities outstanding:

	Shares	Weighted average exercise price $
Balance of options at December 31, 2002	4,370,000	1.88
Granted	-	-
Forfeited	-	-
Balance of options at June 30, 2003	4,370,000 $	1.88

The following table summarizes information about fixed stock options outstanding at June 30, 2003

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding at June 30, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at June 30, 2003	Weighted average exercise price $
$1.41	114,062	0.8 $	1.41	114,062 $	1.41
1.60	3,049,938	3.3	1.60	943,985	1.60
2.62	715,000	1.6	2.62	715,000	2.62
2.65	491,000	2.0	2.65	491,000	2.65
	4,370,000	2.8 $	1.88	2,264,047 $	2.14

(d) Warrants

The changes in warrants were as follows:

	Number of warrants	Number of common shares permitted to be purchased	Price per share	Expiry date	Fair value of Warrants
Outstanding December 31, 2002	701,286	350,643	$2.00	28-Dec-03	$ 228,318
	300,000	150,000	1.80	28-Dec-03	103,962
	3,404,105	3,404,105	1.80	28-Dec-03	2,359,309
	125,000	125,000	2.25 USD	28-Dec-03	49,080
Total balance December 31, 2002	4,530,391	4,029,748			$ 2,740,669
Outstanding June 30, 2003	701,286	350,643	$2.00	28-Dec-03	$ 228,318
	300,000	150,000	1.80	28-Dec-03	103,962
	2,908,858	2,908,858	1.80	28-Dec-03	2,016,065
	125,000	125,000	2.25 USD	28-Dec-03	49,080
Total Balance June 30, 2003	4,035,144	3,534,501			$ 2,397,425

Stream Communications Network, Inc.
Notes to Consolidated Financial statements
June 30, 2003
(in Canadian dollars)

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9. **SEGMENTED INFORMATION**

The Company operates primarily in one segment, being cable TV services and in two geographic locations, being Canada and Poland.

Geographic information

Revenues are attributed to countries based on location of customer

Revenues		For the six months ended June 30, 2003	For the six months ended June 30, 2002
Canada		$ -	$ -
Poland		1,966,135	1,856,158
		$ 1,966,135	$ 1,856,158

Property, plant, equipment and intangibles		June 30, 2003	December 31, 2002
Canada		$ 16,450	$ 24,923
Poland		11,855,017	14,646,006
		$ 11,871,467	$ 14,670,929

10. **SUBSEQUENT EVENTS**

The Company is currently preparing a prospectus in conjunction with an application to list on the Warsaw Stock Exchange. The Company plans to use proceeds from the offering to further develop its cable television services. The listing on the Warsaw Stock Exchange and the prospectus is subject to regulatory approval.

11. **OFFICERS AND DIRECTORS**

Stan Lis - President, CEO and director
Adam Wojcik, Chief Operating Officer and director
Iwona Kozak, Vice President Corporate Affairs and directors
Casey Forward, Chief Financial Officer
Jan Rynkiewicz, director
Boyce Butler, director